EXHIBIT 99.1

BrainsWay Reports Third Quarter 2026 Financial Results and Operational Highlights

Revenue increased 34% to $18.1 million in Q3 2026; Operating income rose 107% to $2.6 million and Adjusted EBITDA rose approximately 92% to $3.9 million

Remaining performance obligations grew 31% year-over-year to approximately $85 million

Shipped 130 Deep TMS systems in Q3 2026, a 44% increase year-over-year

Full-year 2026 revenue, operating income margin and Adjusted EBITDA expected at the upper end of guidance with potential to modestly exceed it

BURLINGTON, Mass. and JERUSALEM, Nov. 10, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced non-invasive neurostimulation treatments for mental health disorders, today reported its third quarter 2026 financial results and provided an operational update.

“Our third-quarter results demonstrate our ability to translate strong revenue growth into higher profitability and cash generation. Revenue increased 34%, while operating income grew 107% and operating cash flow reached $6.2 million,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Our performance reflects the strength of our business model, growing adoption of Deep TMS, and continued momentum in recurring revenue and operating leverage.”

“Looking ahead, we see significant opportunities to accelerate growth through broader reimbursement coverage initiatives, increased utilization across our expanding installed base, and the introduction of innovative treatment protocols. At the same time, we are strengthening our market position through strategic partnerships with leading healthcare providers, expanding our clinical evidence, and opening new pathways for patients to access our technology. We believe these initiatives position BrainsWay for sustained growth, increasing profitability, and long-term value creation,” concluded Mr. Levy.

Recent Financial and Operational Highlights

  Revenue in the third quarter of 2026 increased 34% to $18.1 million, compared with $13.5 million in the third quarter of 2025.
  Remaining performance obligations (RPOs) rose to approximately $85 million as of September 30, 2026, a 31% increase compared with September 30, 2025.
  Shipped 130 Deep TMS™ systems in the third quarter of 2026, a 44% increase compared with the same period last year, bringing the total installed base to approximately 2,080 systems.
  Continued expansion of global customer base and increased adoption of Deep TMS across several indications; OCD coil sales increased 17% year-over-year to 54 coils in the third quarter of 2026, bringing the total installed base to approximately 1,000 OCD coils.
  Operating income for the third quarter of 2026 increased 107% to $2.6 million, compared with $1.3 million for the prior-year period. Operating income margin for the quarter expanded to 14% from 9% for the prior-year period.
  Adjusted EBITDA for the third quarter of 2026 increased 92% to $3.9 million, compared with $2.0 million for the prior-year period. Adjusted EBITDA margin for the quarter expanded to 21% from 15% for the prior-year period.
  Net income for the third quarter of 2026 increased 42% to $2.2 million, compared with $1.6 million for the prior-year period.
  As of September 30, 2026, cash and cash equivalents, short-term deposits and restricted cash totaled $63.4 million, an increase of approximately 1% compared with June 30, 2026.
  Generated $6.2 million of cash flow from operations during the third quarter of 2026.
  Reported peer-reviewed data showing a 70% relative reduction in the number of patients experiencing suicidal ideation* after six weeks of Deep TMS treatment, with improvements observed using both SWIFT™ (Short-course with Intrinsic Field Targeting) accelerated and standard once-daily protocols.
  Reported peer-reviewed pilot data showing an 83.3% response rate and a 50% remission rate in depressive symptoms among patients with depression and comorbid early-stage Alzheimer’s disease*, supporting further clinical research.
  Payer policy data compiled by the Company indicate that favorable coverage for the SWIFT™ accelerated Deep TMS protocol now extends to more than 70 million covered lives in the U.S.
  Continued expansion of the Company’s minority investment portfolio via $3 million and $0.8 million follow-on management services organization (MSO) investments in Radial Health, Inc. and Heading Health, respectively.
  Subsequent to quarter end, entered a strategic collaboration with Inland Psychiatric Medical Group, a clinical network in Southern California with over 30 locations, including a multisystem Deep TMS order for planned installation at its clinics and exploration of scientific, clinical and research projects.

Full-Year 2026 Financial Guidance

Based on strong performance and increased visibility into the remainder of the year, BrainsWay now expects full-year 2026 results to be at the upper end of its previously issued guidance ranges, with the potential to modestly exceed the guidance.

Call and Webcast

BrainsWay’s management will host a conference call in English on Tuesday, November 10, 2026, at 8:30 a.m. Eastern Standard Time (EST) to discuss these results and answer questions, followed by a webinar hosted in Hebrew on Wednesday, November 11, 2026, at 11:00 a.m. Israel Standard Time (IST). All details to access these events are listed below.

In English:

Date:	Tuesday, November 10, 2026
Time:	8:30 AM Eastern Time
United States:	1-877-269-7751
International:	1-201-389-0908
Conference ID:	13763521
Webcast:	Link

In Hebrew:

Date:	Wednesday, November 11, 2026
Time:	11:00 AM Israel Standard Time (IST)
Webcast:	Link

The conference calls will be broadcast live and the English webcast will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenues.

In addition to operating income (loss) and net profit (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.

Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also include any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not indicate that the treatment of the impacted condition is FDA cleared, guarantee that future results would suggest similar conclusions, or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. *Specifically, notwithstanding the research data cited in this release, Deep TMS is not FDA cleared for the treatment of suicidal ideation or for comorbid early-stage Alzheimer’s disease. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Jeff Warren
LifeSci Advisors LLC
jwarren@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2026	2025
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$30,054	$67,700
Short-term deposits	33,122	-
Restricted cash	251	251
Trade receivables, net	6,621	4,111
Inventory	7,668	6,523
Other current financial assets	457	1,432
Other current assets	3,304	3,807
	81,477	83,824

Non-Current Assets
System components	1,643	1,584
Leased systems, net	5,224	4,860
Other property and equipment	863	788
Right-of-use assets	5,226	5,548
Other long-term assets	2,579	1,931
Other non-current financial assets	28,883	14,656
	44,418	29,367
	$125,895	$113,191

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,168	$2,428
Deferred revenues	16,778	10,551
Liability in respect of development grants	2,030	1,679
Current maturities of lease liabilities	1,227	1,075
Other accounts payable	5,953	6,762
	28,156	22,495
Non-Current Liabilities
Deferred revenues	6,342	6,762
Liability in respect of development grants	3,507	5,029
Lease liabilities	5,652	5,742
	15,501	17,533

Equity
Share capital	441	430
Share premium	164,622	162,221
Reserve for share-based payment	2,947	3,506
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(83,584)	(90,806)
	82,238	73,163

	$125,895	$113,191

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Revenues	$18,146	$13,512	$50,784	$37,680
Cost of revenues	4,011	3,353	12,208	9,412
Gross profit	14,135	10,159	38,576	28,268

Research and development expenses, net	3,532	2,396	9,632	7,072
Selling and marketing expenses	5,542	4,729	15,324	13,831
General and administrative expenses	2,471	1,781	6,634	4,958
Total operating expenses	11,545	8,906	31,590	25,861

Operating Income	2,590	1,253	6,986	2,407

Finance income	309	1,126	2,439	4,540
Finance Expense	741	571	1,939	1,778
Income before taxes on income	2,158	1,808	7,486	5,169
Taxes on income	64	242	264	469
Net income	$2,222	$1,566	$7,222	$4,700

Basic net income per share	$0.06	$0.04	$0.18	$0.12

Diluted net income per share	$0.05	$0.04	$0.17	$0.11

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$2,222	$1,566	$7,222	$4,700
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	203	179	609	550
Depreciation of leased systems	271	225	772	636
Impairment and disposal of inventory and system components	(33)	68	(230)	236
Finance income, net	277	(555)	(566)	(2,762)
Cost of share based payment	808	364	1,816	916
Income taxes	(64)	242	264	469
Total adjustments to reconcile profit	1,462	523	2,665	45
Changes in asset and liability items:
Decrease (increase) in inventory	(573)	(115)	(810)	310
Decrease (increase) in trade receivables	411	(1,246)	(2,510)	(419)
Decrease (increase) in other current assets	112	(796)	142	(532)
Decrease in other financial assets	354	-	1,083	-
Increase (decrease) in trade payables	(334)	1,551	(260)	(139)
Increase (decrease) in other accounts payable	(780)	1,330	(736)	492
Increase (decrease) in deferred revenues	3,062	(2,669)	5,807	12,022
Total changes in asset and liability	2,252	(1,945)	2,716	11,734
Cash paid and received during the period for:
Interest paid	(259)	(34)	(609)	(88)
Interest received	508	1,274	1,793	3,022
Income taxes paid	(2)	2	(129)	(634)
Total cash paid and received during the period	247	1,242	1,055	2,300
Net cash provided by operating activities:	6,183	1,386	13,658	18,779

Cash flows from investing activities:
Purchase of property and equipment and system components, net	381	(800)	(1,272)	(3,009)
Purchase of financial assets measured at fair value	(4,333)	(7,300)	(14,458)	(12,300)
Proceeds from short-term bank deposits	-	10,000	-	-
Investment of long-term deposits, net	-	(535)	-	(1,171)
Investment in short-term deposits	(33,004)	-	(33,021)	-
Withdrawal of short-term deposits	-	-	7	-
Withdrawal of restricted cash	-	-	-	20
Investment in Commission asset	(145)	-	(328)	-
Net cash used (provided) in investing activities	(37,101)	1,365	(49,072)	(16,460)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(878)	-	(1,608)	(641)
Repayment of lease liability	(165)	(208)	(491)	(586)
Net cash used in financing activities	(1,043)	(208)	(2,099)	(1,227)
Exchange rate differences on cash and cash equivalents	(93)	3	(133)	21

Increase (decrease) in cash and cash equivalents	(32,054)	2,546	(37,646)	1,113
Cash and cash equivalents at the beginning of the period	62,108	67,912	67,700	69,345
Cash and cash equivalents at the end of the period	$30,054	$70,458	$30,054	$70,458

(a) Significant non cash transactions:
Right-of-use asset recognized with corresponding lease liability	$160	$638	$337	$835

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net Income	$2,222	$1,566	$7,222	$4,700

Finance income, net	432	(555)	(500)	(2,762)
Income taxes	(64)	242	264	469
Depreciation and amortization	204	179	610	550
Depreciation of leased systems	271	225	772	636
Cost of share based payment	808	364	1,816	916
Restructuring and litigation Cost	-	-	-	258
Adjusted EBITDA	$3,873	$2,021	$10,184	$4,767